

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-mail
M. Scot Wingo
Chief Executive Officer
ChannelAdvisor Corporation
2701 Aerial Center Parkway
Morrisville, NC 27560

> **Re:** **ChannelAdvisor Corporation**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-35940**

Dear Mr. Wingo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 1. Business, page 3

1. We note that you do not provide disclosure of backlog believed to be firm. Please tell us how you considered providing this disclosure pursuant to Item 101(c)(1)(viii) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 30</u>

2.   Please tell us what consideration you have given to discussing in your Management's Discussion and Analysis section any known material commitments, trends or uncertainties and the key drivers you expect to impact revenue growth, especially related to your international expansion and the growth of e-commerce. We note your disclosure on page 30 that you face a variety of challenges and risks related to your growth strategy including those related to your international expansion. Consider discussing those risks and challenges, where you are focusing your expansion efforts, a description of the resources you plan to commit and the financial impact that it will have on the company. You note in the earnings call for the fourth quarter of 2013 that you are making a substantial push into several new markets in 2014, including China. In your earnings call for the first quarter of 2014, you stated that you invest between $4 million and $6 million in 2014, with the bulk of that investment occurring over the next three quarters. You further stated that while growth in China will not have a material impact on revenue in 2014, over the next three years, you expect it to be a major growth driver. Refer to Item 303(a) of Regulation S-K, Section III.B of SEC Release 33-6835, and Section III.B SEC Release 33-8350.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Notes to Consolidated Financial Statements</u>

<u>2. Significant Accounting Policies</u>

<u>Revenue Recognition and Deferred Revenue, page 54</u>

3.   We note that your implementation fees do not have standalone value from your subscription services and as a result, you are recognizing the implementation fees ratably over the contract term. Please tell us your consideration for recognizing these implementation fees over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

<u>12. Segment and Geographic Information, page 69</u>

4.   We note that you currently disclose "International" revenue. Please tell us if any specific countries are material to your consolidated revenues and tell us your consideration of ASC 280-10-50-41(a).

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

5. Please confirm that disclosure regarding "Compensation Committee Interlocks and Insider Participation" is not required under Item 407(e)(4) of Regulation S-K.

6. Please confirm that in future filings you will include a section entitled "Compensation Committee Report" and the disclosure required by Item 407(e)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Staff Attorney, at (202) 551-3579 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief